

September 21, 2012

Via E-mail
Tidjane Thiam
Group Chief Executive
Prudential plc
12 Arthur Street
London EC4R 9AQ, England

      Re: **Prudential plc**
               Form 20-F for the Fiscal Year Ended December 31, 2011
               Filed March 30, 2012
               File No. 001-15040

Dear Mr. Thiam:

      We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask that you provide us information so we may better understand your disclosures.

      Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

      After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 3. Key Information
Risk Factors
Prudential's businesses are inherently subject to market fluctuations and general economic conditions, page 5

1. You state that in the U.S., fluctuations in prevailing interest rates can affect results from Jackson which has a significant spread-based business. You also state that declines in spread from these products or other spread business that Jackson conducts could have a material impact on its business or results of operations. Based on the known trend and uncertainty in interest rates, please provide us proposed disclosure to be included, in MD&A, in future periodic reports that discloses the expected effects of this known trend and uncertainty on your future financial position, results of operations and cash flows. To the extent that information about the amount you expect to have to reinvest new cash flows or to reinvest at lower rates, or information about the amount of products you are

committed at guaranteed rates is necessary to understand these effects, please include these amounts and their effects in your proposed disclosure to the extent known.

Item 18. Financial Statements
Notes to the Consolidated Financial Statements
D: Life assurance business
D3: US insurance operations
(e) Products and guarantees, page 141

2. You state that your fixed interest rate annuities had minimum guaranteed rates ranging from 1.0 per cent to 5.5 per cent at December 31, 2011. You also state that the interest-sensitive life business had minimum guaranteed interest rates ranging from 3.0 per cent to 6.0 percent. Please provide us proposed disclosure to be included in future periodic filings that quantifies the distribution of annuity and life account values within this range.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant